Page 1 of 14



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        FLEXIINTERNATIONAL SOFTWARE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   338923 10 5
                                 (CUSIP Number)

                            Christopher E. Nordquist
                             WR Hambrecht & Co. LLC
                                 550 15th Street
                             San Francisco, CA 94107
                                 (415) 551-8657

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     2/15/00
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP No. 338923 10 5                                               Page 2 of 14

                                  SCHEDULE 13D
----------------------- ---------------------------------------------------------------------------------------------
1                       NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        WR Hambrecht & Co. LLC
                        943289837

----------------------- ---------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                            (b) ( )
----------------------- ---------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------- ---------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                        WC

----------------------- ---------------------------------------------------------------------------------------------
5                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- ---------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
----------------------- ---------------------------------------------------------------------------------------------
NUMBER OF               7             SOLE VOTING POWER
SHARES
BENEFICIALLY                          None
OWNED BY EACH
REPORTING
PERSON WITH             ---------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER

                                      1,180,500

                        ---------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      None

                        ---------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      1,180,500

----------------------- ---------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,180,500

----------------------- ---------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)(  )

----------------------- ---------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.7%
----------------------- ---------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        BD

----------------------- ---------------------------------------------------------------------------------------------

CUSIP No. 338923 10 5                                               Page 3 of 14


                                  SCHEDULE 13D

------------------- -------------------------------------------------------------------------------------------------
1                   NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    William R. Hambrecht

------------------- -------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (X)
                                                                                        (b) ( )
------------------- -------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    PF, AF
------------------- -------------------------------------------------------------------------------------------------
5                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

------------------- -------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- -------------------------------------------------------------------------------------------------
                    7              SOLE VOTING POWER
NUMBER OF
SHARES                             616,962
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH         -------------------------------------------------------------------------------------------------
                    8              SHARED VOTING POWER

                                   1,180,500

                    -------------------------------------------------------------------------------------------------
                    9              SOLE DISPOSITIVE POWER

                                   616,962

                    -------------------------------------------------------------------------------------------------
                    10             SHARED DISPOSITIVE POWER

                                   1,180,500

------------------- -------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,797,462 (1)
------------------- -------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (  )

------------------- -------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
------------------- -------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN
------------------- -------------------------------------------------------------------------------------------------


(1) Mr. Hambrecht has a 24.7% ownership interest in WR Hambrecht & CO. LLC (the "LLC"). The LLC directly owns 1,180,500 shares of Flexiinternational Software, Inc. Mr. Hambrecht directly owns 616,962 shares of Flexiinternational Software, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Flexiinternational Software, Inc. held directly by the LLC other than with respect to 291,584 shares represented by his proportionate ownership interest in the LLC.

CUSIP No. 338923 10 5                                               Page 4 of 14



                            Statement on Schedule 13D

         This filing is the initial Statement on Schedule 13D of WR Hambrecht & Co. LLC ("LLC") and William R. Hambrecht with respect to the beneficial ownership by the LLC of shares of common stock, $.01 par value per share ("Common Stock"), of Flexiinternational Software, Inc., a Delaware corporation ("Issuer"). The filing of this Schedule 13D ("Original Statement") is occasioned by the purchase of 45,000 shares as described in Item 5(c) below.

         To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC and Mr. Hambrecht.

ITEM 1.  SECURITY AND ISSUER.

         The Original Statement relates to shares of the Common Stock, $.01 par value per share, of Flexiinternational, Inc., a Delaware corporation. The address of the Issuer's principal executive offices is Two Enterprise Drive, Shelton, Connecticut 06484.

ITEM 2.  IDENTITY AND BACKGROUND.

         The Original Statement is being filed jointly by William R. Hambrecht and the LLC.

         (a)      (i) WR Hambrecht & Co. LLC.
                  (ii) William R. Hambrecht.

         (b) (i) The LLC's principal business address is 550 15th Street, San Francisco, CA 94103.
                  (ii) Mr. Hambrecht's principal address is 550 15th Street, San Francisco, CA 94103.

         (c)      (i) The LLC is a Broker/Dealer.
                  (ii) Mr. Hambrecht is the sole Manager of the LLC.

         (d) During the past five years, neither the LLC or Mr. Hambrecht has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or

CUSIP No. 338923 10 5                                               Page 5 of 14


                  final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         (f) (i) The LLC is organized under the laws of the State of Delaware.
                  (ii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Working Capital of the LLC and personal funds of Mr. Hambrecht.

ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in connection with its role as a market maker of Issuer. Mr. Hambrecht's acquisitions were made as long-term investments. Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding  thereto or other  actions  which may impede the

CUSIP No. 338923 10 5                                               Page 6 of 14


                  acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to the Issuer, there were 17,664,008 shares of Common Stock outstanding as of February 22, 2000. The LLC currently directly owns 1,180,500 shares of the Issuer's Common Stock, representing 6.7% of the outstanding Common Stock. Mr. Hambrecht directly owns 616,962 shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 1,180,500 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 24.7% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 291,584 shares representing his proportionate ownership interest in the LLC.

         (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 1,180,500 shares of Common Stock held by the LLC.

         (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

         Subsequent to December 15, 1999, the LLC made the following open market purchases of Common Stock (items 1, 3, 4, 6 through 20, 22 through 29, 31 through 43, 46, 48, 49, 51 through 57 and 70 through 73 were purchases or sales

CUSIP No. 338923 10 5                                               Page 7 of 14

made by the LLC in its capacity as market maker for the Common Stock and are a net of all market making transactions on that day with an average price)(all dates shown are settlement dates except in items 2, 5, 21, 30, 44, 45, 47 and
50):

         1. Purchase of 2,500 shares of Common Stock on December 17, 1999 at $0.63 per share;

         2. Purchase of 100,000 shares of Common Stock on December 20, 1999 at $0.72 per share;

         3. Sale of 2,500 shares of Common Stock on December 23, 1999 at $1.11 per share;

         4. Purchase of 15,000 shares of Common Stock on December 28, 1999 at $0.69 per share;

         5. Purchase of 50,000 shares of Common Stock on December 28, 1999 at $0.72 per share;

         6. Sale of 15,000 shares of Common Stock on December 29, 1999 at $0.74 per share;

         7. Purchase of 12,500 shares of Common Stock on December 30, 1999 at $0.69 per share;

         8. Sale of 27,500 shares of Common Stock on December 31, 1999 at $0.75 per share;

         9. Purchase of 10,000 shares of Common Stock on January 4, 2000 at $0.66 per share;

         10. Purchase of 2,924 shares of Common Stock on January 5, 2000 at $0.68 per share;

         11. Purchase of 6,500 shares of Common Stock on January 6, 2000 at $0.75 per share;

         12. Sale of 2,500 shares of Common Stock on January 7, 2000 at $0.87 per share;

         13. Sale of 9,500 shares of Common Stock on January 11, 2000 at $0.96 per share;

         14. Sale of 8,424 shares of Common Stock on January 12, 2000 at $1.50 per share;

         15. Sale of 5,000 shares of Common Stock on January 13, 2000 at $1.62 per share;

CUSIP No. 338923 10 5                                               Page 8 of 14


         16. Sale of 500 shares of Common Stock on January 18, 2000 at $1.87 per share;

         17. Purchase of 5,500 shares of Common Stock on January 21, 2000 at $1.50 per share;

         18. Purchase of 500 shares of Common Stock on January 24, 2000 at $1.45 per share;

         19. Purchase of 3,000 shares of Common Stock on January 25, 2000 at $1.20 per share;

         20. Purchase of 500 shares of Common Stock on January 26, 2000 at $1.13 per share;

         21. Purchase of 40,000 shares of Common Stock on January 28, 2000 at $0.88 per share;

         22. Purchase of 10,000 shares of Common Stock on February 1, 2000 at $1.00 per share;

         23. Sale of 40,000 shares of Common Stock on February 2, 2000 at $0.87 per share;

         24. Purchase of 38,000 shares of Common Stock on February 3, 2000 at $0.83 per share;

         25. Purchase of 10,000 shares of Common Stock on February 3, 2000 at $0.94 per share;

         26. Sale of 11,000 shares of Common Stock on February 3, 2000 at $1.04 per share;

         27. Sale of 5,000 shares of Common Stock on February 4, 2000 at $1.16 per share;

         28. Sale of 500 shares of Common Stock on February 7, 2000 at $1.09 per share;

         29. Purchase of 5,000 shares of Common Stock on February 9, 2000 at $1.00 per share;

         30. Purchase of 45,000 shares of Common Stock on February 15, 2000 at $0.92 per share;

         31. Purchase of 47,500 shares of Common Stock on February 15, 2000 at $0.90 per share;

CUSIP No. 338923 10 5                                              Page  9 of 14

         32. Sale of 45,500 shares of Common Stock on February 15, 2000 at $0.92 per share;

         33. Purchase of 4,000 shares of Common Stock on February 16, 2000 at $1.40 per share;

         34. Sale of 3,000 shares of Common Stock on February 16, 2000 at $1.50 per share;

         35. Purchase of 22,500 shares of Common Stock on February 16, 2000 at $0.91 per share;

         36. Purchase of 2,000 shares of Common Stock on February 17, 2000 at $0.91 per share;

         37. Sale of 20,000 shares of Common Stock on February 22, 2000 at $1.03 per share;

         38. Purchase of 10,000 shares of Common Stock on February 23, 2000 at $0.91 per share;

         39. Purchase of 5,000 shares of Common Stock on February 28, 2000 at $0.91 per share;

         40. Sale of 3,500 shares of Common Stock on March 3, 2000 at $1.06 per share;

         41. Sale of 4,500 shares of Common Stock on March 8, 2000 at $1.60 per share;

         42. Sale of 1,500 shares of Common Stock on March 9, 2000 at $7.50 per share;

         43. Sale of 20,000 shares of Common Stock on March 10, 2000 at $1.56 per share;

         44. Purchase of 113,000 shares of Common Stock on March 14, 2000 at $1.33 per share;

         45. Purchase of 30,000 shares of Common Stock on March 16, 2000 at $1.35 per share;

         46. Sale of 3,500 shares of Common Stock on March 16, 2000 at $1.40 per share;

CUSIP No. 338923 10 5                                              Page 10 of 14



         47. Purchase of 86,500 shares of Common Stock on March 17, 2000 at $1.25 per share;

         48. Sale of 6,500 shares of Common Stock on March 17, 2000 at $1.53 per share;

         49. Purchase of 13,500 shares of Common Stock on March 20, 2000 at $1.12 per share;

         50. Purchase of 56,000 shares of Common Stock on March 22, 2000 at $1.14 per share;

         51. Sale of 38,500 shares of Common Stock on March 22, 2000 at $1.15 per share;

         52. Purchase of 25,230 shares of Common Stock on March 23, 2000 at $1.11 per share;

         53. Sale of 600 shares of Common Stock on March 24, 2000 at $1.19 per share;

         54. Purchase of 1,500 shares of Common Stock on March 28, 2000 at $0.74 per share;


         55. Sale of 500 shares of Common Stock on March 30, 2000 at $3.31 per share;

         56. Sale of 630 shares of Common Stock on April 3, 2000 at $1.87 per share;

         57. Purchase of 5,000 shares of Common Stock on April 4, 2000 at $1.00 per share;

         58. Purchase of 25,000 shares of Common Stock on April 7, 2000 at $1.13 per share;

         59. Sale of 25,000 shares of Common Stock on April 7, 2000 at $1.16 per share;

         60. Purchase of 10,000 shares of Common Stock on April 10, 2000 at $1.22 per share;

         61. Sale of 500 shares of Common Stock on April 10, 2000 at $1.19 per share;

         62. Sale of 5,000 shares of Common Stock on April 10, 2000 at $1.25 per share;

CUSIP No. 338923 10 5                                              Page 11 of 14


         63. Sale of 5,000 shares of Common Stock on April 11, 2000 at $1.22 per share;

         64. Purchase of 500 shares of Common Stock on April 12, 2000 at $1.13 per share;

         65. Purchase of 500 shares of Common Stock on April 14, 2000 at $1.06 per share;

         66. Purchase of 2,500 shares of Common Stock on April 14, 2000 at $0.88 per share;

         67. Purchase of 2,500 shares of Common Stock on April 14, 2000 at $1.00 per share;

         68. Purchase of 2,500 shares of Common Stock on April 19, 2000 at $0.75 per share; and

         69. Purchase of 2,500 shares of Common Stock on April 25, 2000 at $0.75 per share.

         70. Purchase of 2,500 shares of Common Stock on April 25, 2000 at $0.63 per share.

         71. Purchase of 2,500 shares of Common Stock on April 25, 2000 at $0.69 per share.

         72. Purchase of 5,000 shares of Common Stock on May 2, 2000 at $0.97 per share.

         73. Sale of 3,000 shares of Common Stock on May 2, 2000 at $0.88 per share.

         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

         (e)  Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

CUSIP No. 338923 10 5                                              Page 12 of 14


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A-Joint Filing Agreement dated as of May 4, 2000.

CUSIP No. 338923 10 5                                              Page 13 of 14


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 4, 2000


                                                     /s/ William R. Hambrecht
                                                     ---------------------------
                                                     William R. Hambrecht





                                                     WR Hambrecht & Co. LLC

                                                     By: William R. Hambrecht,
                                                     Manager


                                                     /s/ William R. Hambrecht
                                                     ---------------------------
                                                     William R. Hambrecht

                                    Exhibit A

                             Joint Filing Agreement

         William R. Hambrecht and WR Hambrecht & Co. LLC ("Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $.01 par value per share, of Flexiinternational Software, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1943, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

         IN WITNESS WHEREOF, the undersigned have set their hands this 4th day of May, 2000.


                                                     /s/ William R. Hambrecht
                                                     ---------------------------
                                                     William R. Hambrecht





                                                     WR Hambrecht & Co. LLC

                                                     By: William R. Hambrecht,
                                                     Manager


                                                     /s/ William R. Hambrecht
                                                     ---------------------------
                                                     William R. Hambrecht